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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2 )*
                                             ---

                             Harmony Holdings, Inc.
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                       (Name of Subject Company (Issuer))

                        iNTELEFILM Corporation (offeror)
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            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                                  Common Stock
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                         (Title of Class of Securities)

                                    41322310
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                      (CUSIP Number of Class of Securities)

     Avron L. Gordon, Esq.                        Jill J. Theis, Esq.
Christopher C. Cleveland, Esq.               Secretary and General Counsel
    Brett D. Anderson, Esq.                      iNTELEFILM Corporation
    Briggs and Morgan, P.A.                     5501 Excelsior Boulevard
        2400 IDS Center                          Minneapolis, MN 55416
    80 South Eighth Street                           (612) 925-8840
     Minneapolis, MN 55402
        (612) 334-8400

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      (Name, Address and Telephone Numbers of Persons Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE


    Transaction Valuation(1)                   Amount of Filing Fee(2)
    -------------------------                  ----------------------
            $168,355                                     $33.67

(1) Estimated for solely purposes of calculating the amount of the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based upon the product of
         (a) the maximum number of Harmony shares to be received pursuant to the offer and (b) the market value per Harmony share, as established by the average of the high and low prices reported on the OTC Bulletin Board as of November 16, 2000.

(2)      One-fiftieth of one percent of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $168.00
Form or Registration No.:       Form S-4 (Registration No. 333-38474)
Filing Party:                   iNTELEFILM Corporation
Date Filed:                     June 2, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13e-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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         This Tender Offer Statement on Schedule TO relates to the offer by
iNTELEFILM Corporation, a Minnesota corporation ("iNTELEFILM"), to exchange shares of its common stock, par value $0.02 per share (the "iNTELEFILM Shares"), for shares of common stock, par value $0.01 per share (the "Harmony Shares"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony"), at an exchange ratio of one iNTELEFILM Share for every 13.75 Harmony Shares (along with cash in lieu of fractional iNTELEFILM Shares) upon the terms and subject to the conditions set forth in the Prospectus incorporated herein by reference as Exhibit 12(a)(4) (the "Prospectus"), and in the related Letter of Transmittal incorporated herein by reference as Exhibit 12(a)(1) (which, together with the Prospectus, and any amendments or supplements thereto, collectively constitute the "Offer"). Certain information presented in the Prospectus is incorporated herein by reference as set forth below.

ITEM 1.                  SUMMARY TERM SHEET.

          See the section of the Prospectus captioned "Questions and Answers About the Offer."

ITEM 2.                  SUBJECT COMPANY INFORMATION.

         (a) See the section of the Prospectus captioned "Summary - Information about iNTELEFILM and Harmony."

         (b)             See the section of the Prospectus captioned "Summary --
                         The offer."

         (c) See the section of the Prospectus captioned "Price Range of Common Stock and Dividends - Harmony."

ITEM 3.                  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) See the sections of the Prospectus captioned "Summary - Information about iNTELEFILM and Harmony" and "Material Contacts between iNTELEFILM and Harmony - Directors and Officers."

         (b) See the section of the Prospectus captioned "Summary -- Information about iNTELEFILM and Harmony."

         (c) See the sections of the Prospectus captioned "Material Contacts between iNTELEFILM and Harmony - Directors and Officers" and "Material Contacts between iNTELEFILM and Harmony - Business Experience."

ITEM 4.                  TERMS OF THE TRANSACTION.

         (a)             See the sections of the Prospectus captioned "The Offer
                         - Overview," "The Offer - Timing of the offer," "The Offer - Extension, termination and amendment," "The Offer - Withdrawal rights," "The Offer - Procedure for tendering," "The Offer - Guaranteed delivery," "The Offer - Exchange of Harmony shares; delivery of iNTELEFILM shares," "Comparison of Security Holder Rights," "The Offer - Accounting treatment," and "Federal Income Tax Consequences."

ITEM 5.                  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
                         AGREEMENTS.

         (a) See the section of the Prospectus captioned "Material Contacts between iNTELEFILM and Harmony."

         (b) See the section of the Prospectus captioned "Material Contacts between iNTELEFILM and Harmony."

ITEM 6.                  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) See the sections of the Prospectus captioned "Questions and Answers," "The Offer - Reasons for the Offer" and "The Merger; Appraisal Rights."

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         (c)             See the sections of the Prospectus captioned "Questions
                         and Answers" "The Offer - Effect of the offer on Harmony registration under the Exchange Act," and "The Merger; Appraisal Rights."

ITEM 7.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) See the sections of the Prospectus captioned "Summary - The Offer," "The Offer - Overview," and "Risk Factors."

         (b)             None.

         (c)             None.

ITEM 8.                  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) See the sections of the Prospectus captioned "The Offer -- Background to the Offer" and "Material Contacts between iNTELEFILM and Harmony - Security Ownership."

         (b)             None.

ITEM 9.                  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR
                         USED.

          See the sections of the Prospectus captioned "Questions and Answers," "The Offer - Fees and expenses" and "Information Agent."

ITEM 10.                 FINANCIAL STATEMENTS.

         (a) Incorporated herein by reference to (i) iNTELEFILM's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 (SEC File No. 000-21534) as amended and (ii) iNTELEFILM's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2000 (SEC File No. 000-21534). See the section of the Prospectus captioned "Summary -- Comparative Per Share Data."

         (b) See the sections of the Prospectus captioned "Pro Forma Condensed Combined Financial Statements" and "Summary -- Comparative Per Share Data."

ITEM 11.                 ADDITIONAL INFORMATION.

         (a)(1)          None.

         (a)(2)          None.

         (a)(3)          None.

         (a)(4)          See the section of the Prospectus captioned "The Offer
                         - Effect of offer on Harmony registration under the Exchange Act."

         (a)(5)          None.

         (b) The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference.

ITEM  12.                EXHIBITS.

         (a)(1) Form of Letter of Transmittal (incorporated herein by reference to iNTELEFILM's Registration Statement on Form S-4/A, filed on November 17, 2000).

         (a)(2)          None

         (a)(3)          None

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         (a)(4)          Prospectus (incorporated herein by reference to
                         iNTELEFILM's Registration Statement on Form S-4/A, filed on November 17, 2000).

         (a)(5)(i) Form of Notice of Guaranteed Delivery (incorporated herein by reference to iNTELEFILM's Registration Statement on Form S-4/A, filed on November 17, 2000).

         (a)(5)(ii) Form of Letter to Clients (incorporated herein by reference to iNTELEFILM's Registration Statement on Form S-4/A, filed on November 17, 2000).

         (a)(5)(iii) Press Release issued by iNTELEFILM on March 23, 2000 (previously filed).

         (b)             None.

         (d)             None.

         (g)             None.

         (h) Opinion of Briggs and Morgan, Professional Association as to the material United States federal income tax consequences of the exchange offer (incorporated herein by reference to iNTELEFILM's Registration Statement on Form S-4/A, filed on November 17, 2000).

ITEM 13.                 INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 17, 2000                 iNTELEFILM Corporation


                                         By    /s/ Jill J. Theis
                                            -----------------------------------
                                            Jill J. Theis
                                            Secretary and General Counsel